Exhibit (d)(16)(i)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

WELLINGTON MANAGEMENT COMPANY, LLP

THIS AMENDMENT is made as of May 29, 2015 to the Investment Sub-Advisory Agreement dated September 15, 2008, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Wellington Management Company, LLP (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Schedule A to the Investment Sub-Advisory Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Investment Sub-Advisory Agreement dated September 15, 2008, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of August 3, 2015.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer, Advisory Services

WELLINGTON MANAGEMENT COMPANY, LLP

By:	/s/ David K. Eikenberry
Name:	David K. Eikenberry
Title:	Senior Managing Director

SCHEDULE A

as of May 29, 2015

FUNDS	SUB-ADVISER COMPENSATION*
Transamerica US Growth**	First $150 million Over $150 million up to $650 million Over $650 million up to $1.15 billion Over $1.15 billion	0.25% 0.22% 0.20% 0.175%

*	As a percentage of average daily net assets on an annual basis.
**	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica WMC US Growth VP, Transamerica WMC US Growth II VP, the portion of assets of Transamerica Partners Large Growth Portfolio that are sub-advised by Wellington Management Company, LLP, and WMC Core Equity and Disciplined US Growth Equity, each separately managed accounts of Transamerica Life Insurance Company that are also advised by Wellington Management Company, LLP.